Lindsay Thorpe, Counsel

Protective Life Insurance Company

Writer’s Direct Number: (205) 898-7409

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: lindsay.thorpe@protective.com

August 16, 2024

Via EDGAR and E-mail

Ms. Alison White

Senior Counsel

Disclosure Review Office 2

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account 811-08108
Post-Effective Amendment No. 11 to the Registration Statement on Form N-4
File Nos. 333-237747 & 811-08108

Ms. White:

On behalf of Protective Life Insurance Company (the “Company”) and on behalf of Protective Variable Annuity Separate Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendment No. 11 to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 7, 2024.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. Where page numbers are referenced, they are consistent with the marked to show copy provided to the Staff.

PROSPECTUS (Protective Investors Benefit Advisory Variable Annuity 333-237747)

1.	Staff Comment: Please disclose all material financial intermediary variations, in the Prospectus.

Response: We will add a new appendix to the prospectus that disclosures all material financial intermediary variations (if any) consistent with the Staff’s comment, subject to

2801 US-280 • Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

Ms. White

August 16,2024

any subsequent Commission or Staff guidance that otherwise applies to us, when we file the post-effective amendment for annual updates, effective May 1, 2025.

2.	Staff Comment: DEATH BENEFIT – Important Considerations for Choosing a Death Benefit (p. 39). Please confirm supplementally that the only material differences between the maximum value death benefits are the frequency of calculations and the current fees.

Response: We supplementally confirm that the maximum value death benefit riders do not differ in the form and function beyond the frequence of calculation and the fee.

3.	Staff Comment: Rate Sheet Prospectus Supplement Information (p. 45). Clarify the maximum withdrawal percentages are for the SecurePay rider. Add the words “SecurePay rider” after “Max Withdrawal Percentages” in the first sentence.

Response: We made the requested modification.

RATE SHEET PROSPECTUS SUPPLEMENT (Protective Investors Benefit Advisory Variable Annuity 333-237747)

4.	Staff Comment: In the preamble to the “OPTIONAL DEATH BENEFIT FEES” section, references “three” optional death benefits, please change that to read “four” optional death benefit are available.

Response: We made the requested modification.

5.	Staff Comment: Clarify that Maximum Withdrawal Percentage relates to the SecurePay percentage.

Response: We made the requested modification.

* * * * *

We believe that the foregoing responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, please contact me at 205-898-7409. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

/s/ Lindsay Thorpe

Lindsay Thorpe
Counsel

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